Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute, and is not intended to be, an invitation or offer to acquire, purchase or subscribe for, or offer to sell or a solicitation of any offer to buy securities in Hong Kong, the PRC or elsewhere.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

INSIDE INFORMATION

PRE-LISTING TUTORING APPLICATION BY

CHINA SOUTHERN AIR LOGISTICS COMPANY LIMITED

This announcement is made by the board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) pursuant to Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

On 30 November 2022, China Southern Air Logistics Company Limited (南方航空物流股份有限公司) (“Logistics Company”), a non-wholly owned subsidiary of the Company, submitted an application to the Guangdong Regulatory Bureau of the China Securities Regulatory Commission for the filing of an application for pre-listing tutoring.

The Logistics Company intends to prepare for a listing in the stock exchange in the People’s Republic of China (the “PRC”) (the “Listing”) due to its business development. China International Capital Corporation Limited acts as the tutoring institution in relation to the Listing. The Listing of Logistics Company is still in its early preparation stage. As at the date of this announcement, Logistics Company has not submitted any official application for listing to any relevant regulatory authorities in the PRC.

The proposed domestic listing of Logistics Company is also subject to approval or clearance by regulatory authorities including the China Securities Regulatory Commission, the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited, and there exists uncertainty as to whether the Listing will ultimately be approved or the timing of such approval. The Company will strictly comply with the requirements of relevant laws, regulations, departmental rules and regulatory documents and will fulfill its information disclosure obligations in a timely manner according to the progress of the Listing of Logistics Company.

Shareholders and potential investors of the Company are advised to note that the Listing is, among others, subject to market conditions, approvals from relevant authorities (including but not limited to the China Securities Regulatory Commission, the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited) and the final decision made by the Company and Logistics Company. As such, there is no assurance as to whether and when the Listing will take place or complete. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

30 November 2022

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong and Guo Wei as independent non-executive directors.

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